02019389

Arf 3-18-02

TC 3/26

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50280

RECEIVED MAR 05 2002 340

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FBR Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4922 Fairmont Avenue
(No. and Street)

Bethesda	MD	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janelle Schutt 703-312-9747
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name — *if individual, state last, first, middle name*)

8000 Towers Crescent Drive	Vienna	VA	22182
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/27/02

OATH OR AFFIRMATION

I, Janelle Schutt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FBR Investment Services, Inc., as of December 31, XXX 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Janelle Schutt
Signature

Chief Financial Officer
Title

Lisa L. Logan
Notary Public
Commission Expires 7/31/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN

Report of independent public accountants

To the Board of Directors of
FBR Investment Services, Inc.:

We have audited the accompanying statement of financial condition of FBR Investment Services, Inc. (the Company) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FBR Investment Services, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Vienna, Virginia
January 31, 2002

FBR Investment Services, Inc.

Table of contents

FBR Investment Services, Inc.

Statement of financial condition
As of December 31, 2001

Assets:	
Cash and cash equivalents	$ 1,078,619
Receivables–	
Affiliates	7,996,042
Clearing broker	46,282
Other	69,321
Investment	3,300
Furniture, equipment, software, and leasehold improvements, at cost, less accumulated depreciation and amortization of $7,936,745	127,515
Prepaid expenses and other assets	119,140
Total assets	$ 9,440,219
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 213,274
Total liabilities	213,274
Stockholder's equity:	
Common stock, $1 par value, 2,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	22,548,990
Retained deficit	(13,323,045)
Total stockholder's equity	9,226,945
Total liabilities and stockholder's equity	$ 9,440,219

The accompanying notes are an integral part of this statement.

Notes to statement of financial condition
December 31, 2001

1. Organization and nature of business:

FBR Investment Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company operates as an online investment bank and electronic brokerage as well as a distributor of related mutual funds. The Company is a wholly owned subsidiary of Friedman, Billings, Ramsey Group, Inc. (FBR Group).

2. Significant accounting policies:

Cash and cash equivalents

Cash equivalents are highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Securities transactions

The Company acts as an introducing broker executing transactions for customers and forwarding all such transactions to a clearing broker on a fully disclosed basis. The Company neither holds funds or securities for, nor owes funds or securities to, customers.

Depreciation and amortization

Furniture, equipment, and software are depreciated using the straight-line method over their estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Impairment of software costs is assessed under SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company determined $2,741,112 of software costs were impaired in 2001 and as a result they were written-off.

Restructuring Charge

During the fourth quarter of 2001, management of the Company implemented an overall cost reduction plan that included the termination of 8 employees. In association with this cost reduction policy, the Company has recorded a restructuring charge in the statement of income that includes the severance pay and benefits of $126,817 given to employees terminated under the plan. The Company plans to complete the implementation of the plan by February of 2002. As of December 31, 2001, $46,120 remained accrued related to severance costs.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Receivable from Clearing Broker

The company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker represents cash on hand with the clearing broker plus proceeds from unsettled securities sold and less amounts payable for unsettled securities purchased by the Company. The amounts payable are collateralized by securities owned by the Company.

4. Related party transactions:

The Company is a member of an operating group of affiliates that may provide or receive services to and from each other. From time to time, FBR Group and other affiliates may record executive compensation expenses and other costs which, in part, may be based on the Company's operations. Accordingly, the statement of financial condition may not necessarily be indicative of the financial position that would have existed had the Company been operated as an unaffiliated corporation.

Receivable from affiliates consisted of the following as of December 31, 2001:

Income tax receivable from FBR Group	$ 8,180,230
Other	(184,188)
	$ 7,996,042

The income tax receivable represents benefits generated by the Company that will be utilized to offset taxable income of FBR Group and its other subsidiaries when filing the consolidated Federal and state income tax returns.

On a monthly basis, the Company reimburses FBR Group for its share of compensation that FBR Group pays employees. These amounts are presented net as a receivable or payable to FBR Group and are included in other receivables from affiliates.

5. Capital contributions:

During 2001, FBR Group made capital contributions of $1,750,000 in order for the Company to maintain compliance with the Securities and Exchange Commission's broker-dealer regulations.

6. Off-balance-sheet risk:

The Company functions as an introducing broker that places and executes customer orders. The orders are settled by an unrelated clearing broker that also maintains custody of customer securities and provides financing to customers. Through indemnification provisions in the Company's agreement with its clearing broker, the Company's customer activities may expose it to off-balance-sheet credit risk. The Company may have to reimburse the clearing broker for losses incurred at prevailing market prices in the event the customer fails to settle a trade according to its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer losses.

The securities industry is subject to numerous risks, including the risk of loss associated with underwriting and the risk of reduced revenues in periods of reduced demand for security offerings and activity in secondary trading markets.

Positions taken and commitments made by the Company in connection with its investment banking activities may involve significant exposure to individual issuers and industry sectors, including non-investment grade securities which have low trading volumes. This may expose the Company to a higher degree of risk than is associated with investment grade instruments.

A substantial portion of the Company's revenues in any given year may be derived from a small number of investment banking transactions or may be concentrated in a particular industry.

7. Commitments and contingencies:

As of December 31, 2001, the Company was not a defendant or plaintiff in any lawsuit or arbitration. However, many aspects of the Company's business involve substantial risks of liability and litigation. Underwriters and broker-dealers are exposed to liability under Federal and state securities laws, other Federal and state laws and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification, as well as with respect to the handling of customer accounts. For example, underwriters may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered and broker-dealers may be held liable for statements made by their securities analysts or other personnel. In certain circumstances, broker-dealers may also be held liable by customers and clients for losses sustained on investments. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions that seek substantial damages. The Company is also subject to the risk of litigation, including litigation that may be without merit. As the Company intends actively to defend such litigation, significant legal expenses could be incurred. An adverse resolution of any future litigation against the Company could materially affect the Company's operating results and financial condition.

8. Net capital computation:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $727,439, which was $627,439 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .55 to 1.0 at December 31, 2001.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

The accompanying notes are an integral part of this statement.